Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

DISCLOSEABLE AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

REVISION OF ANNUAL CAP FOR THE
FINANCIAL SERVICES FRAMEWORK AGREEMENT

Independent Financial Adviser to the Independent Board Committee
and the Independent Shareholders

A notice convening the AGM to be held at 2:00 p.m., Tuesday, 30 June 2015 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC as set out in the general mandate circular of the Company and a form of proxy for the AGM have been despatched on 15 May 2015 and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

10 June 2015

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

“A Share(s)”	A share(s) of RMB 1.00 each in the capital of the Company

“AGM	an annual general meeting to be convened at 2:00 p.m., Tuesday, 30 June 2015

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board”	the board of Directors

“Cap(s)”	the maximum daily balance of deposits placed by the Company (including the corresponding interest accrued thereon) on any given day during the life of the Financial Services Framework Agreement

“CBRC”	China Banking Regulatory Commission

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSAHC”	China Southern Air Holding Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSAHC Group”	CSAHC and its subsidiaries

“Directors”	directors of the Company

“Finance Company”	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability

“Financial Services Framework Agreement”	the financial services framework agreement dated 8 November 2013 entered into between the Parties

“Group”	the Company and its subsidiaries

“H Share(s) “	H share(s) of RMB1.00 each in the capital of the Company

“Independent Board Committee”	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Shareholders with respect to the Provision of Deposit Services and the revised Cap under the Supplemental Agreement

DEFINITIONS

“Independent Financial Adviser” or “Challenge Capital “	Challenge Capital Management Limited, a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Provision of Deposit Services and the revised Cap under the Supplemental Agreement

“Independent Shareholders”	shareholders of the Company other than CSAHC and its associates

“Latest Practicable Date”	5 June 2015, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Parties”	the Company and the Finance Company

“PBOC”	the People’s Bank of China, the central bank of the PRC

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)

“Provision of Deposit Services”	the provision of deposit of money services (including but not limited to time deposit, saving deposit) by the Finance Company to the Company pursuant to the Financial Services Framework Agreement

“Provision of Loan Services”	the provision of loan services (including credit line services) by the Finance Company to the Company pursuant to the Financial Services Framework Agreement

“Share(s)”	collectively, the H Shares and A Shares

“Shareholder(s)”	shareholder(s) of the Company

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	supervisor(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

DEFINITIONS

“Supplemental Agreement”	the agreement supplemental to the Financial Services Framework Agreement dated 4 May 2015 entered into between the Parties to revise the Cap

LETTER FROM THE BOARD

 (a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Directors:	Registered address:
278 Ji Chang Road
Non-Executive Directors:	Guangzhou 510405
Si Xian Min (Chairman of the Board)	PRC
Yuan Xin An
Yang Li Hua

Executive Directors

Tan Wan Geng

Zhang Zi Fang

Li Shao Bin

Independent Non-Executive Directors:

Wei Jin Cai

Ning Xiang Dong

Liu Chang Le

Tan Jin Song

Supervisors:

Pan Fu (Chairman of the Supervisory Committee)

Li Jia Shi

Zhang Wei

Yang Yi Hua

Wu De Ming

10 June 2015

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

REVISION OF ANNUAL CAP FOR THE

FINANCIAL SERVICES FRAMEWORK AGREEMENT

1.	INTRODUCTION

Reference is made to the announcements of the Company dated 8 November 2013 and 4 May 2015 in relation to the Financial Services Framework Agreement, and the proposed revision of the Cap for the Provision of the Deposit Services pursuant to the Supplemental Agreement. The purpose of this circular is, among other things, to provide you with more information in relation to the Provision of the Deposit Services and the revised Cap under the Supplemental Agreement, to enable you to make an informed decision on whether to vote for or against the resolution at the AGM.

LETTER FROM THE BOARD

2.	SUPPLEMENTAL AGREEMENT

(1)	Supplemental Agreement

Date

4 May 2015 (after trading hours)

Parties

(a)	The Company, its principal business activity of the Company is that of civil aviation.

(b)	The Finance Company, a non-wholly-owned subsidiary of CSAHC which is owned as to approximately 66.02% by CSAHC and its wholly-owned subsidiary, 33.98% by the Company together with its four subsidiaries. The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

Subject matter

Pursuant to the Supplemental Agreement, the Parties have agreed to revise each of the Cap in relation to the Provision of Deposit Services and the Provision of the Loan Services for the period from the effective date of the Supplemental Agreement to 31 December 2016 from RMB6 billion to RMB8 billion, subject to the Independent Shareholders’ approval. Save as the said revision, all other terms of the Financial Services Framework Agreement (as disclosed below) shall remain unchanged. The Supplemental Agreement shall be effective from the date of obtaining the Independent Shareholders’ approval at the general meeting.

Provision of Deposit Services

The Finance Company shall accept deposit of money from the Group at interest rates not lower than those set by the PBOC for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain stated-owned commercial banks and listed commercial banks to control the risk. The Finance Company will ensure the Group is able to use the deposits at any time.

The Company is not subject to any extra charges for depositing money with the Finance Company. The interest rate (such as time deposit rate and saving deposit rate) for the Group’s deposits with the Finance Company shall not be lower than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher).

LETTER FROM THE BOARD

Provision of Loan Services

The Finance Company shall make loans or provide credit line services to the Group and the entering into of separate loan agreements, which will set out the terms and conditions of the loans, upon application by the Company during the term of the Financial Services Framework Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. The Finance Company shall not charge interest rates higher than those set by the PBOC for similar loans. The total amount of outstanding loans extended by the Finance Company to the CSAHC Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group).

The interest rate for loans provided to the Group by the Finance Company shall not be higher than the basis rate allowed by the PBOC for the same type of loan and, subject to the above, the interest rate charged on the loans to the Group shall be equal to or lower than the rate charged by normal commercial banks in the PRC for comparable loans (whichever is lower).

The Company will make repayment of principal and payment for interest in accordance with the payment terms of the separate loan agreements as might be entered into between the Parties.

Provision of other financial services

Upon request by the Company, the Finance Company shall also provide other financial services to the Group, including financial and financing consultation, credit certification and other relevant advice and agency services, insurance agency services, and other businesses which are approved by CBRC to be operated by the Finance Company by entering into of separate agreements, which will set out the terms and conditions of such services. If the Company is approved to issue bond, the Finance Company can accept engagement by the Company to provide bond issuance or underwriting services, subject to the entering into of separate agreements. The Company will comply with the reporting, annual review, announcement and independent shareholders’ approval requirements of the Listing Rules if the transaction amount of other financial services contemplated under the Financial Services Framework Agreement would exceed the relevant threshold when entering into such separate written agreements.

For the other financial services provided by the Finance Company under the Financial Services Framework Agreement, the fees charged by the Finance Company for the provision of other financial services shall be fixed according to the rate of fees chargeable by the PBOC or the CBRC and, subject to the above principle, the fees chargeable by the Finance Company will be no less favourable to the Company than terms available from other normal commercial banks and financial institutions in the PRC for the same type of financial services.

LETTER FROM THE BOARD

The Company will make payment for such fees and commissions in accordance with the payment terms of the separate agreements for other financial services as might be entered into between the Parties. In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the annual fees payable by the Group to the Finance Company will not exceed RMB5 million during the term of the Financial Services Framework Agreement.

Term of the Financial Services Framework Agreement

The Financial Services Framework Agreement is for a fixed term of three years, commencing from 1 January 2014 to 31 December 2016.

Proposed revised Cap

Pursuant to the Supplemental Agreement, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company as well as the maximum amount of the outstanding loan provided by the Finance Company to the Company (including the corresponding interests payable accrued thereon) at any time during the term of the Financial Services Framework Agreement shall not exceed the Cap which is proposed to be increased to RMB8 billion on any given day.

The revised Cap of RMB8 billion is determined principally by reference to:

(i)	the cash flow position of the Group. The amount of cash and cash equivalents held by the Group as at 31 December 2014 and 31 March 2015 were RMB15,414 million and RMB14,467 million (unaudited), respectively;

(ii)	the original Cap of RMB6 billion provided for the Provision of Deposit Services under the Financial Services Framework Agreement (details of which are provided in the announcement of the Company dated 8 November 2013);

(iii)	the maximum historical daily balance of the deposits of the Group with the Finance Company was close to RMB6 billion during the fourth quarter of 2014 (as provided above which had indicated that the original Cap for the year ended 31 December 2014 has been nearly fully utilized). The original Cap is insufficient to cover the need of the Group; and

(iv)	the stable growth of the aviation transportation industry, the operation scale of the Company and the increase of the deposits and loans demand.

LETTER FROM THE BOARD

Historical figures

The historical figures relating to the Provision of Deposit Services, Provision of Loan Services and provision of other financial services, during the three financial years ended 31 December 2014 and three months ended 31 March 2015, were as follows:

			Deposit
			interest income	Loan interest
	Balance of the	Balance of the	received from	payable to the	Other financial
	deposits placed	outstanding	the Finance	Finance	services fee
	with the	loans provided	Company for	Company for	payable to the
	Finance	by the Finance	the financial	the financial	Finance
	Company as at	Company as at	period ended	period ended	Company
	RMB(’000,000)	RMB(’000,000)	RMB(’000,000)	RMB(’000,000)	RMB(’000,000)

31 December 2012	2,307	426	61	30	0
31 December 2013	2,675	520	66	28	0
31 December 2014	4,264	0	68	11	0
31 March 2015	4,861	0	17	0	0

The historical maximum daily balance of the deposits with the Finance Company placed by the Group and the historical maximum daily balance of outstanding loans owned by the Group to the Finance Company, during the three financial years ended 31 December 2014 and three months ended 31 March 2015, were as follows:

				For the three
	For the financial year ended			months ended
	31 December			31 March
	RMB(’000,000)			RMB(’000,000)
	2012	2013	2014	2015

Maximum daily amount of deposits placed by the Group	5,889	5,844	5,988	5,932
Maximum daily amount of outstanding loans owed by the Group	680	526	520	0

The historical maximum daily amount of deposits placed by the Group was greater than the historical maximum daily amount of outstanding loans owed by the Group to the Finance Company because over 95% of the bank loans of the Group are denominated in US dollars (instead of in RMB), so as to meet the business need (i.e. payment for consideration of aircraft, etc) and facilitate daily financial operation of the Group. The Group can also take advantage of the continued appreciation of RMB against US$ in a long term.

LETTER FROM THE BOARD

The loans provided by the Finance Company to the Group in the past were unsecured. In future, if the Company provides any guarantee and/or security in respect of any future loans to be provided by the Finance Company to members of the Group, it will comply with the then applicable requirements under the Listing Rules.

Reasons and benefits of the revision of the Cap

The Directors have been closely monitoring the Provision of Deposit Services. However, in light of the increase in the amount of deposits actually required to be placed by the Group with the Finance Company exceeds the original projection, the original Cap will no longer be sufficient to cover the maximum daily balance of the deposits to be placed by the Group with the Finance Company during the remaining term of the Financial Services Framework Agreement. Accordingly, the Company and the Finance Company entered into the Supplemental Agreement on 4 May 2015 to revise the Cap for the period from the effective date of the Supplemental Agreement to 31 December 2016 from RMB6 billion to RMB8 billion in order to comply with Rule 14A.54 of the Listing Rules.

The main reasons for the election by the Company to continue to use the Finance Company for the Provision of Deposit Services are as follows:

•	the Finance Company is a non-bank financial company established under the approval of the PBOC according to the “Administrative Measures for Enterprise Group Finance Companies” and with a financial license issued by CBRC;

•	the total amount of outstanding loans extended by the Finance Company to the CSAHC Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group);

•	the pricing policy of the Finance Company and commercial banks in China are subject to guidelines set by the PBOC. Therefore, the fees charged by the Finance Company for its services to the Company is comparable to those charged by PRC commercial banks for similar services;

•	the Finance Company is regulated by the PBOC and the CBRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities. In addition, the capital risks are reduced through the introduction of risk control measures;

•	the Group usually receives interest on its money deposited with the Finance Company at rates which are no less favourable than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher). This arrangement allows the Group to achieve a more efficient use of its current capital, since the Group can enjoy better interest rates on depositing its current capital with the Finance Company than the PRC commercial banks can offer to the Group;

LETTER FROM THE BOARD

•	the Finance Company is a regulated financial institution in the PRC and is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. The Company also holds 21.09% equity interest directly, and 12.89% equity interest indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company’s profits;

•	(i) pursuant to the relevant regulations of the PBOC and the CBRC, the customers of the Finance Company are principally limited to entities within the CSAHC Group (including the Group); and (ii) the Finance Company is not allowed to provide certain services including the deposit services to the independent third parties outside of the CSAHC Group, thereby reducing the risks that the Finance Company may otherwise be exposed to if its customers included other entities unrelated to Group. Having said so, due to the facts the customers of the Finance Company are principally limited to entities within the CSAHC Group (including the Group), the Finance Company also faces a higher customer concentration risk than other commercial banks, whose customers are open to the public. However, as the Finance Company is a non-wholly-owned subsidiary of CSAHC which is owned as to approximately 66.02% by CSAHC and its wholly-owned subsidiary, 33.98% by the Company together with its four subsidiaries, the Finance Company is able to gain access to the details of financial positions of its customers, and can obtain sufficient information in advance to determine whether to grant the loan to the applicant, which is very unlikely for most of the commercial banks to evaluate their customers. As a result, the high customer concentration risk is mitigated;

•	leveraging the Finance Company as the settlement platform, the Company can strengthen its centralized funds management and shorten the transit time for fund transfer;

•	the Company has appointed director representatives in the Finance Company to supervise the operation and management and the internal control of the Finance Company. Further, the Finance Company will report to the Company on a monthly basis regarding the status of the Company’s deposit and re-deposit with other commercial banks made by the Finance Company so as to strengthen the Company’s supervision over its deposit in the Finance Company;

•	on 31 March 2009, pursuant to the financial services agreement entered into between the Company and the Finance Company, CSAHC, as the controlling shareholder of the Finance Company, has undertaken to the Company the following:

•	the Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the CSAHC Group; and the relevant capital flows are kept within the CSAHC Group;

LETTER FROM THE BOARD

•	the operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

•	in respect of the Company’s deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and

•	as the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company; and

•	the Board has passed the “The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited” on 28 July 2010 (the full text of which has been uploaded on the website of the Shanghai Stock Exchange at www.sse.com.cn) and carried out connected transactions with the Finance Company in accordance with this system, so as to ensure the safety and liquidity of the deposits placed by the Company with the Finance Company.

The Directors are of the opinion that the Provision of Deposit Services contemplated under the Financial Services Framework Agreement will not increase the indebtedness of Group and will not have an adverse effect on the sufficiency of the working capital of the Group.

The Board (including the independent non-executive Directors) considers that the terms of the Provision of Deposit Services and the revised Cap under the Supplemental Agreement in respect of the maximum daily balance of deposit (including the corresponding interests accrued thereon) are fair and reasonable and are entered into on normal commercial terms, or on terms no less favourable than those available to independent third parties under the prevailing local market conditions, in the ordinary and usual course of business of the Company and in the interests of the Group and its shareholders as a whole.

LETTER FROM THE BOARD

Implications under the Listing Rules

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, principally to the CSAHC Group. CSAHC, the controlling shareholder of the Company, directly and indirectly holding approximately 51.99% equity interests in the Company as at the Latest Practicable Date, is a connected person of the Company, The Finance Company is a non-wholly owned subsidiary of CSAHC thus also a connected person of the Company. As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under the Listing Rules.

As the relevant applicable percentage ratios for the revised Cap is higher than 5% on an annual basis, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Chapter 14A of the Listing Rules and is subject to the reporting, annual review, announcement and the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules, and as the relevant applicable percentage ratios for the revised Cap is higher than 5% and less than 25% on an annual basis, the Provision of Deposits Services also constitute a discloseable transaction under Chapter 14 of the Listing Rules.

The Provision of Loan Services provided by the Finance Company to the Group would amount to financial assistance by the Group from a connected person, which are on normal commercial terms or better terms than those offered from independent third parties for comparable services in the PRC and which is exempt under Rule 14A.90 of the Listing Rules from all reporting, annual review, announcement and independent shareholders’ approval requirements since no security over the assets of the Group granted in respect of the loan.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5 million for each of the three years ending 31 December 2016, which fall within the de minimis threshold set out in the Rule 14A.76 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, annual review, announcement and independent shareholders’ approval requirements of the Listing Rules.

Among the ten Directors, three connected Directors, Mr. Si Xian Min, Mr. Yuan Xin An and Ms. Yang Li Hua, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Provision of Deposit Services and the revised Cap under the Supplemental Agreement. All remaining seven Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Articles of Association.

LETTER FROM THE BOARD

CSAHC and its associates, who were directly and indirectly holding an aggregate of 5,103,998,665 Shares (representing approximately 51.99% of the issued share capital of the Company) as at the Latest Practicable Date, are required to abstain from voting in respect of the proposed resolution to approve the Provision of Deposit Services and the revised Cap under the Supplemental Agreement and the revised Cap in the AGM.

The Company will comply with the Listing Rules when it enters into further separate agreements with the Finance Company in connection with the Provision of Loan Services and the other financial services by the Finance Company.

The Supplemental Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

(2)	INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising all four independent non-executive Directors has been formed to consider the Provision of Deposit Services and the proposed revision of Cap under the Supplemental Agreement so far as the Company and the Shareholders are concerned as a whole. Challenge Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Shareholders on the same.

The Independent Board Committee, having taken into account and based on the recommendation of the Independent Financial Adviser, considers that the Provision of Deposit Services and the proposed revision of Cap under the Supplemental Agreement are on normal commercial terms or better, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Shareholders as a whole are concerned and in the interests of the Company and the Shareholders as a whole.

3.	AGM

A notice convening the AGM to be held at 2:00 p.m., Tuesday, 30 June 2015 at No. 1 Conference Room, 4th Floor, Pearl Hotel CSN, No. 5 Road, Southern Work District, Baiyun International Airport, Guangzhou, Guangdong Province, the PRC as set out in the general mandate circular of the Company and a form of proxy for the AGM have been despatched on 15 May 2015 and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

If you are not able to attend and/or vote at the general meeting, you are strongly urged to complete the form of proxy in accordance with the instructions printed thereon and return it to the Company’s branch share registrar in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the general meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting or any adjourned meeting should you so wish.

LETTER FROM THE BOARD

4.	RECOMMENDATION

The Directors believe that all the resolutions (including the resolution regarding the Provision of Deposit Services and the revised Cap under the Supplemental Agreement) proposed for consideration and approval by the Shareholders at the AGM are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders should vote in favour of the resolutions (including the resolution regarding the Provision of Deposit Services and the revised Cap under the Supplemental Agreement) to be proposed at the AGM.

5.	ADDITIONAL INFORMATION

Your attention is drawn to (i) the letter from the Independent Board Committee as set out on pages 15 to 16 of this circular which contains its recommendation to the Shareholders as to voting at the AGM in relation to the Provision of Deposit Services and the revised Cap under the Supplemental Agreement; and (2) the letter from the Independent Financial Adviser as set out on pages 17 to 32 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Provision of Deposit Services and the revised Cap under the Supplemental Agreement.

Your attention is drawn to the general information set out in the appendix to this circular.

By Order of the Board

Si Xian Min

Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the letter of advice from the Independent Board Committee to the Shareholders in respect of the Provision of Deposit Services and the proposed revision of Cap under the Supplemental Agreement, which has been prepared for the purpose of inclusion in this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

10 June 2015

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

REVISION OF ANNUAL CAP FOR THE

FINANCIAL SERVICES FRAMEWORK AGREEMENT

INTRODUCTION

We refer to a circular (the “Circular”) of the Company dated 10 June 2015 of which this letter forms part. Terms used in this letter have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you whether the terms of the Provision of Deposit Services and the proposed revised Cap under the Supplemental Agreement are on normal commercial terms or better, in ordinary and usual course of business of the Company, fair and reasonable as far as the Company and the Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Challenge Capital has been appointed as the Independent Financial Adviser to advise us and the Shareholders in this regard.

We wish to draw your attention to the letter from the Board as set out on pages 4 to 14 of the Circular and the letter from the Independent Financial Adviser as set out on pages 17 to 32 of the Circular, which contains, inter alia, its advice and recommendation regarding the terms of Provision of Deposit Services and the proposed revised Cap under the Supplemental Agreement with the principal factors and reasons for its advice and recommendation.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

RECOMMENDATION

Taking into account the advice and recommendation of the Independent Financial Adviser, we are of the view that the terms of the Provision of Deposit Services and the proposed revised Cap under the Supplemental Agreement are on normal commercial terms or better, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Shareholders are concerned and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Shareholders to vote in favour of the proposed resolution to approve the Supplemental Agreement at the AGM.

Yours faithfully,

For and on behalf of

the Independent Board Committee of

CHINA SOUTHERN AIRLINES COMPANY LIMITED

Wei Jin Cai      Ning Xiang Dong      Liu Chang Le     Tan Jin Song

Independent Non-executive Directors

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of a letter from Challenge Capital Management Limited in connection with its advice to the Independent Board Committee and the Independent Shareholders in respect of the Provision of Deposit Services and the proposed revision of Cap under the Supplemental Agreement, which has been prepared for the purpose of inclusion in this circular.

3/F, Kailey Tower,

16 Stanley Street,

Central, Hong Kong

10 June 2015

To:	The Independent Board Committee and the Independent Shareholders of China Southern Airlines Company Limited

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

REVISION OF ANNUAL CAP FOR THE

FINANCIAL SERVICES FRAMEWORK AGREEMENT

INTRODUCTION

We refer to our engagement as the independent financial adviser to the independent board committee (the “Independent Board Committee”) and the independent shareholders (the “Independent Shareholders”) of China Southern Airlines Company Limited (the “Company”) in relation to the Provision of Deposit Services and the revised Cap pursuant to the Supplemental Agreement, details of which are contained in the letter from the board (the “Letter from the Board”), set out on page 4 to page 14 of the circular of the Company dated 10 June 2015 (the “Circular”) to its shareholders (the “Shareholders”), of which this letter forms part. Capitalized terms used in this letter shall have the same meanings as those defined in the Circular unless otherwise defined or the context requires otherwise.

On 4 May 2015, the Company and the Finance Company entered into the Supplemental Agreement, pursuant to which the Parties have agreed to revise, inter alia, the Cap in relation to the Provision of Deposit Services for the period from the effective date of the Supplemental Agreement to 31 December 2016 from RMB6 billion to RMB8 billion, subject to the Independent Shareholders’ approval.

CSAHC is the controlling shareholder of the Company and directly and indirectly holds approximately an aggregate of 51.99% equity interests in the Company, and is, therefore, a connected person of the Company. The Finance Company is a non-wholly-owned subsidiary of CSAHC thus also a connected person of the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As the Finance Company is a connected person of the Company under the Listing Rules, the Provision of Deposit Services constitutes continuing connected transactions of the Company under the Listing Rules. As the relevant applicable percentage ratios for the revised Cap is higher than 5% on an annual basis, the Provision of Deposit Services constitutes a non-exempt continuing connected transaction under Chapter 14A of the Listing Rules and is subject to the reporting, annual review, announcement and the Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules. Furthermore, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules, and as the relevant applicable percentage ratios for the revised Cap is higher than 5% and less than 25% on an annual basis, the Provision of Deposit Services also constitutes a discloseable transaction under Chapter 14 of the Listing Rules.

The Company proposed to the Shareholders to approve the Provision of Deposit Services and the proposed revision of Cap under the Supplemental Agreement at the AGM to be held on 30 June 2015. CSAHC and its associates are required to abstain from voting in respect of the proposed resolution to approve the Provision of Deposit Services and the proposed revision of Cap under the Supplemental Agreement at the AGM.

The Independent Board Committee comprising all of the Company’s independent non-executive Directors, namely Mr. Wei Jin Cai, Mr. Ning Xiang Dong, Mr. Liu Chang Le and Mr. Tan Jin Song, has been formed to consider and advise the Independent Shareholders as to whether the Provision of Deposit Services and the proposed revision of Cap under the Supplemental Agreement is on normal commercial terms, fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned and in the interests of the Company and its Shareholders as a whole. We, Challenge Capital Management Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

We are independent from and not connected with the Group, the CSAHC Group, the Finance Company or any of their respective substantial shareholders, directors or chief executives, or any of their respective associates pursuant to Rule 13.84 of the Listing Rules. Accordingly, we are considered eligible to give independent advice on the Provision of Deposit Services and the proposed revised Cap contemplated under the Supplemental Agreement. Apart from the normal advisory fee payable to us in connection with our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders, no arrangement exists whereby we shall receive any other fees or benefits from the Company or any of its substantial Shareholders or any person acting or deemed to be acting in concert with any of them.

BASIS OF OUR OPINION

In formulating our opinion and recommendations, we have relied on the information, facts and representations contained or referred to in the Circular and the information, facts and representations provided by, and the opinions expressed by the Directors, the Company and its management. We have assumed that all information, opinions and representations contained or referred to in the Circular are true, accurate and complete in all material respects as at the date of the Circular and that they may be relied upon in formulating our opinion.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We also assumed that all views, opinions and statements of intention provided by the Directors, advisors and representatives of the Company have been arrived at after due and careful enquiries. The Directors have confirmed to us that no material facts have been withheld or omitted from the information supplied and opinions expressed. We consider that we have been provided with, and have reviewed, all currently available information and documents which are available under present circumstances to enable us to reach an informed view to provide a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any facts or circumstances which would render the information provided and representations made to us untrue, inaccurate or misleading. We consider that we have performed all the necessary steps to enable us to reach an informed view and to justify our reliance on the information provided so as to provide a reasonable basis for our opinion. We have not, however, for the purpose of this exercise, conducted any independent detailed investigation or audit into the businesses or affairs or future prospects of the Group. Our opinion is necessarily based on the financial, economic, market and other conditions in effect, and the information made available to us, as at the Latest Practicable Date and we have no obligation to update our recommendation to take into account circumstances and events that could occur after the date of this letter. As such, circumstances and events could occur prior to the Independent Shareholders’ approval of the Provision of Deposit Services and the revised Cap under the Supplemental Agreement, if known to us at the time when we had rendered our recommendation, would have altered our recommendation.

All Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in the Circular have been arrived at after due and careful consideration and there are no other facts not contained in the Circular, the omission of which would make any statement in the Circular misleading.

This letter is issued for the information for the Independent Board Committee and the Independent Shareholders solely in connection with their consideration of the Provision of Deposit Services and the proposed revised Cap under the Supplemental Agreement, and, except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purposes, without our prior written consent.

PRINCIPAL TERMS OF THE SUPPLEMENTAL AGREEMENT

The Finance Company has been providing financial services to the Group for over 19 years since the establishment of the Finance Company. On 8 November 2013, the Company and the Finance Company entered into the Financial Services Framework Agreement in relation to the Provision of Deposit Services, Provision of Loan Services and provision of other related financial services by the Finance Company to the Group for a fixed term of three years, commencing from 1 January 2014 to 31 December 2016, and is renewable, subject to the compliance with the applicable requirements under the Listing Rules.

Pursuant to the Financial Services Framework Agreement, the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Company shall not exceed the Cap which were set on any given day for the three years ended or ending 31 December 2014, 2015 and 2016.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Directors have been closely monitoring the Provision of Deposit Services. However, in light of the increase in the amount of deposits actually required to be placed by the Group with the Finance Company exceeds the original projection, the original Cap will no longer be sufficient to cover the maximum daily balances of the deposits to be placed by the Group with the Finance Company during the remaining term of the Financial Services Framework Agreement.

Accordingly, on 4 May 2015, the Company and the Finance Company entered into the Supplemental Agreement, pursuant to which the Company agreed to revise each of the Caps in relation to the Provision of Deposit Services and the Provision of Loan Services by the Finance Company for the period from the effective date of the Supplemental Agreement to 31 December 2016 from RMB6 billion to RMB8 billion, subject to the compliance with the applicable requirements under the Listing Rules and the approval of the Independent Shareholders at the AGM. Save as the said revision, all other terms of the Financial Services Framework Agreement remain unchanged.

Please refer to the section headed “Supplemental Agreement” in the Letter from the Board for the detailed terms of the Supplemental Agreement and the announcement and circular of the Company dated 8 November 2013 and 11 November 2013, respectively, for the details of the Financial Services Framework Agreement.

INFORMATION OF THE GROUP, CSAHC AND THE FINANCE COMPANY

1.	The Group

The Group is principally engaged in civil aviation including the provision of passenger, cargo, mail delivery and other extended transportation services and is one of the largest airline companies in the PRC. According to the annual report of the Company for the year ended 31 December 2014, the Group ranked first among all Chinese airlines in terms of its fleet, network and volume of passengers in 2014. As at 31 December 2014, the Group owned a total of 612 passenger and cargo aircrafts and operated more than 2,000 flights daily flying to 210 destinations in nearly 40 countries and regions across the world. As stated in the annual report for the year ended 31 December 2014, the Group’s volume of passenger traffic exceeded 100 million for the first time in history and became the first airline in China to have achieved such milestone.

2.	CSAHC

CSAHC is a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company. Its principal activity is investment holding.

3.	The Finance Company

The Finance Company, a non-wholly-owned subsidiary of CSAHC, is owned as to approximately 66.02% by CSAHC and its wholly-owned subsidiary, and approximately 33.98% by the Company together with its four subsidiaries. The Finance Company is a non-bank finance company established in 1995 under the laws of PRC with registered capital of approximately RMB724 million and under the direction of the

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, principally to CSAHC and its subsidiaries under the applicable rules and regulations of the PRC.

Regulatory environment of the Finance Company

As a licensed non-bank financial institution in the PRC, the Finance Company is supervised by the PBOC and the CBRC under the Administrative Measures for Enterprise Group Finance Companies (the “Administrative Measures”,企業集團財務公司管理 法). The Provision of Deposit Services is part of the scope of business of the Finance Company. Pursuant to the Administrative Measures, the Finance Company is required to submit audited financial statements and report its operation status to the CBRC annually. In addition, the Finance Company must comply with certain financial ratio requirements set by the CBRC from time to time.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The below table set out the financial ratio requirements of the CBRC with reference to the Administrative Measures and the respective financial ratios of the Finance Company as at 31 December 2013, 31 December 2014 and 31 March 2015:

		Financial ratios of the
		Finance Company as at
Financial ratios	Requirements of the CBRC	31 December 2013	31 December 2014	31 March 2015

Capital adequacy ratio	Not less than 10%	28.18%	26.66%	25.95%

Inter-bank borrowing balances to total capital	Not more than 100%	75.25%	30.84%	29.60%

Total amount of outstanding guarantees to total capital	Not more than 100%	0.00%	0.00%	0.00%

Total amount of investment to total capital ratio	Not more than 70%	54.17%	58.11%	66.76%

Self-owned fixed assets to total equity ratio	Not more than 20%	0.22%	0.12%	0.10%

The Finance Company reports to the CBRC regarding its compliance with the relevant regulatory requirements on a monthly basis. The financial ratios stated above were computed based on the Finance Company’s management accounts and were submitted to CBRC for such purpose. As advised by the Company, the Finance Company would subsequently review and compare the financial information submitted to the CBRC with its annual audited financial statements and no material discrepancies which would affect the correctness of the information submitted or result in non-compliance have been noted in the past. As shown in the table above, the Finance Company complied with all the financial ratio requirements of the CBRC as at 31 December 2013, 31 December 2014 and 31 March 2015. We have been advised by the Directors that to the best of their knowledge, up to the Latest Practicable Date, there is no record of non-compliance with relevant laws, rules and regulations of the PRC on the Finance Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Financial performance of the Finance Company

The table below sets out the financial performance of the Finance Company extracted from its audited financial statements for the years ended 31 December 2013 and 2014 and its unaudited management accounts for the period ended 31 March 2015.

	For the year ended 31 December		For the period ended 31 March
	2013	2014	2014	2015
	RMB in millions	RMB in millions	RMB in millions	RMB in millions
	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Revenue	291	304	87	86
Profit before tax	135	153	50	81
Profit after tax	103	110	38	62

	As at 31 December		As at 31 March
	2013	2014	2014	2015
	RMB in millions	RMB in millions	RMB in millions	RMB in millions
	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Net asset value	798	940	839	983

According to the Administrative Measures, the Finance Company has to suspend part of its operation in the event it incurs a loss more than 30% of its registered capital in a year or incur a loss more than 10% of its registered capital for three consecutive years. Since the Finance Company achieved a profit after tax of approximately RMB92 million, RMB103 million, RMB110 million, and RMB62 million for the years ended 31 December 2012, 2013 and 2014 and for the period ended 31 March 2015 respectively, there is no indication that the operation of the Finance Company will be suspended.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in respect of the proposed revised Cap, we have considered the following principal factors and reasons:

Reasons for and benefits of the revision of the Cap

1.	Pricing policy

The pricing policy of the Finance Company and commercial banks in the PRC are subject to the guidelines set by the PBOC. According to the Financial Services Framework Agreement, the interest rate (such as time deposit rate and saving deposit rate) for the Group’s deposits with the Finance Company shall not be lower than the benchmark rate allowed by the PBOC for the same type of deposit and, subject to the above, the interest rate payable shall not be lower than the rate payable by normal commercial banks in the PRC for comparable deposits (whichever is higher).

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have obtained and reviewed certain internal records provided by the Company including the notices on the interest received from the Finance Company since 2013. We have also obtained and reviewed the benchmark rates on deposits announced by the PBOC since 2013. On 22 November 2014, the PBOC announced to reduce the benchmark rate on deposits and increase the upper floating-range limit on the benchmark rates on deposits from 1.1 times to 1.2 times of the benchmark rates on deposits. As advised by the Company, the Finance Company immediately increased the deposit interest rates on the money deposited by the Group on 22 November 2014 to 1.2 times of the benchmark rates on deposits, which was the maximum interest rate that the licensed financial institutions in the PRC could offer under the guideline of the PBOC.

On 1 March 2015, being the latest benchmark rate revision of the PBOC before the issue of the announcement of the Company dated 4 May 2015, the PBOC announced to further reduce the benchmark rate on deposits and further increased the upper floating-range limit on the benchmark rates on deposits from 1.2 times to 1.3 times of the benchmark rates on deposits. However, as advised by the Company, the Finance Company had maintained the deposit interest rates on the money deposited by the Group at 1.2 times of the benchmark rates on deposits after considering that the normal commercial banks in the PRC had maintained the deposit interest rates for comparable deposits in the range of 1.1 to 1.2 times of the benchmark rates on deposits. In this respect, the Company has provided us with the deposit interest rates for comparable deposits offered by the normal commercial banks in the PRC with which the Group has placed deposits and we noted that the deposit interest rate paid by the Finance Company was not lower than the benchmark rates allowed by the PBOC and the rates payable by those commercial banks for comparable deposits.

After reviewing the above, we have noted the Finance Company and the Group have followed the aforesaid pricing policy in relation to placing of deposits with the Finance Company. We agree with the management of the Company that the arrangement to place deposits with the Finance Company allows the Group to achieve higher rate of return on its current deposits, given that the Group can benefit from depositing its current capital with the Finance Company at interest rates not lower than that the PRC normal commercial banks can offer to the Group. We concur with the view of the Board that the terms of the deposit interest rates, as part of the terms contemplated under the Financial Services Framework Agreement, are on normal commercial terms, in the ordinary and usual course of business of the Company, fair and reasonable and are in the interest of the Company and the Shareholders as a whole. Furthermore, with the proposed revised Cap from RMB6 billion to RMB8 billion, we concur with the management of the Company that the Group is able to place more deposits with the Finance Company and the expected interest income for the Group in this regard will increase accordingly.

2.	Sharing of profits

As set out in the Letter from the Board, the Finance Company, being a regulated non-bank financial institution, is entitled to interbank interest rates, which are generally not less than normal commercial interest rates when re-depositing deposits with normal commercial banks in the PRC. In addition, the Company holds 21.09% equity interest directly, and 12.89% equity interest indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company’s profit.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The Group is expected to place additional deposits with the Finance Company when the revised Cap is approved. In return, the Finance Company is able to re-deposit a larger amount of the Group’s deposits and lend the new capital to the companies within the CSAHC Group to generate additional interest income. Therefore, given that the Company holds equity interest in the Finance Company, the management of the Company expects that the Group will share additional profit from the Finance Company after the revision of the Cap pursuant to the Supplemental Agreement.

CSAHC is a state-owned company and is the controlling shareholder of the Company. CSAHC Group is one of the three major air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission of the State Council. Since its establishment in 2002, CSAHC Group has become a well-established flight services group with diversified businesses including air transportation and cargo logistics, aircraft engine maintenance, import and export trading, financing, construction and development, and media and advertising. It was one of the top 500 PRC enterprises in 2014. According to a credit rating report provided by the Company, an independent state-owned professional credit rating company consecutively rated CSAHC Group’s long-term credit rating as the top AAA grade in 2013 and 2014, representing an extremely strong capability in debt repayment, free from influence of unfavorable environment, and extremely low default risk. As such, we concur with the Directors’ view that given that the provision of financial services by the Finance Company is limited to entities within the CSAHC Group and considering CSAHC Group’s credit rating and reputation in the industry, the Finance Company is expected to be in a relatively low risk position to grant loans to the CSAHC Group.

3.	Internal control measures

According to the Letter from the Board, the Finance Company is established under the direction of the PBOC and is supervised by both the PBOC and the CBRC. With reference to the Administrative Measures, the customers of the Finance Company are limited to its member companies only (including the Group). This guideline reduces the business risk that the Finance Company may otherwise be exposed to if its customers include entities other than its member companies. We have been advised by the Directors that to the best of their knowledge, up to the Latest Practicable Date, there is no record of non-compliance with the Administrative Measures set out by the CBRC, any relevant laws, rules and regulations of the PRC on the Finance Company.

Pursuant to the Financial Services Framework Agreement, the Finance Company undertakes that it will only deposit its idle cash with state-owned or listed commercial banks and that the total amount of outstanding loans extended by the Finance Company to the CSAHC Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group). As advised by the management of the Company, the Finance Company reports to the Company on a monthly basis regarding the status of the Company’s deposit and the re-deposit of the Finance Company with other stated-owned or listed commercial banks. These measures allow the Company to closely monitor the status of its deposits placed with the Finance Company.

As stated in the Letter from the Board, the Company has appointed representatives to the board of the Finance Company to supervise the operation and management of the Finance Company, as well as its internal control environment. According to the information provided by the Company regarding the board members of the Finance Company, two of the five existing directors of the Finance Company were appointed by the Group to monitor the business and the operation of the Finance Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In 2013, the CBRC has performed reviews on the Finance Company mainly in respect of its corporate governance and internal control. The management of the Company advised us that the CBRC recognized that the Finance Company had complied with the relevant laws, rules and regulatory requirements of the PRC, and its corporate governance and internal control were effective. In addition, according to the “Notice for Corporate Group Finance Company Risk Assessment and Categorization Monitoring Guidelines” (企業集團財務公司風險評價和分類監管指引) (the “Notice”) issued by the CBRC, the Finance Company was rated as Grade 2 (Satisfactory) by the CBRC for the year 2012 and 2013 risk assessments conducted in 2013 and 2014 respectively. The CBRC reviews the finance companies of enterprise groups in the PRC pursuant to the Notice which covers aspects including the finance company’s management, operation and the group’s control over its members and support to the finance company. The CBRC assigns one of five grades (Grade 1 to 5) after each assessment exercise and Grade 2 represents the second highest grade which indicates that the relevant finance company possesses comprehensive internal management, maintains good operating conditions and can effectively provide the central treasury management function for the group.

We have discussed with the Company and understand that the Finance Company together with the Company would carry out the following internal control procedures to ensure that the deposit interest rates provided by the Finance Company are adjusted on a timely basis:

(a)	The designated department of the Finance Company would closely monitor the benchmark deposit rates set by the PBOC for any updates announced, as well as the deposit rates offered by normal commercial banks in the PRC for any changes made subsequently.

(b)	In the event any adjustments are made by the PBOC to the benchmark deposit rates, the designated departments of the Finance Company would discuss internally to determine the adjustment to the deposit rates in accordance with the pricing policy pursuant to the Financial Services Framework Agreement and obtain management approval in a timely manner. The finance department of the Company would also liaise and negotiate with the Finance Company on the deposit rate adjustment, taking into account the deposit rates offered by normal commercial banks.

(c)	After adopting the adjusted deposit rates, such rates would be applied to subsequent deposits placed by the Company, and the Finance Company would continue to monitor the benchmark deposit rates set by the PBOC as well as the rates offered by normal commercial banks to ensure its deposit rates are adjusted on a timely basis and are not lower than the PBOC benchmark rates and normal commercial rates.

(d)	The finance department of the Company would monitor its outstanding deposit balances with the Finance Company on a daily basis and would check the applicable deposit interest rates upon obtaining the notices on interest received from the Finance Company to ensure that they are in accordance with the pricing policy. Such procedures would be reviewed by the general manager and the chief accountant of the Company on a regular basis.

(e)	The Company’s internal audit department would review and assess the internal control procedures of the Group, including, among other things, its deposits with and interest income from financial institutions as well as with the Finance Company, on an annual basis.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(f)	An internal control assessment report will be prepared and presented by the internal audit department to the Board for review and approval. Upon approval, the internal control assessment report will be announced and published on the Shanghai Stock Exchange.

We have confirmed with the Company that the above measures are in place and no irregularities have been identified in implementing such measures. We have also reviewed the internal control assessment report for the year 2014 published by the Company which concluded that no material weaknesses had been identified during the relevant period under review.

In addition, the Company has engaged an external internal control consultant to review its internal control system on various aspects including the controls on asset management, financial, cash flow (which includes the deposits of the Group with financial institutions as well as the Finance Company), operational, legal, human resources, research and development, and information technology for the year ended 2014. The Company advised us that the internal control review report issued by the external internal control consultant concluded that the Company had maintained effective internal control in all material aspects.

Furthermore, we have reviewed the 2014 annual report of the Company and noted that the independent non-executive directors have reviewed and confirmed that the non-exempt continuing connected transactions, which includes the Provision of Deposit Services under the Financial Services Framework Agreement, have been entered into (a) in the ordinary and usual course of business of the Group; (b) on normal commercial terms or better; and (c) according to the relevant agreement on terms that are fair and reasonable and in the interests of the Shareholders as a whole. The auditors of the Company have confirmed that the non-exempt continuing connected transactions (a) have been approved by the Board; (b) are in accordance with the pricing policies of the Company, for those transactions involving the provision of goods or services by the Group; (c) have been entered into, in all material respects, in accordance with the relevant agreement; and (d) have not exceeded the respective annual Cap. As advised by the Company, the Company will continue to comply with the relevant Listing Rules requirements on an ongoing basis.

According to the Letter from the Board, on 31 March 2009, CSAHC, as the controlling shareholder of the Finance Company, has undertaken to the Company the following: (1) The Finance Company is a duly incorporated enterprise group finance company under the Administrative Measures and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the CSAHC Group; and the relevant capital flows are kept within the CSAHC Group; (2) the operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations; (3) in respect of the Company’s deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company; and (4) as the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company. According to the 2014 annual report of the Company, it’s a long-term undertaking, and it has been strictly performed.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Given the above, we agree with the Directors that the Finance Company and the Group have implemented effective internal control measures to secure the deposits in mitigating the capital risks of depositing the monies in the Finance Company and to ensure that the deposit rates can be adjusted on a timely basis in accordance with the pricing policy. Based on the above, we concur with the Directors’ view that the continuous placing of deposits with the Finance Company and the revision of Cap pursuant to the Supplemental Agreement are in the interests of the Company and its Shareholders as a whole.

Historical figures and the proposed Cap

As advised by the Company, they have determined the revised Cap with reference to (a) the cash flow position of the Group; (b) the original Cap and the maximum historical daily balance of the deposits; and (c) the stable growth of the aviation transportation industry, the operation scale of the Group, and the increase of the deposits demand.

The following table summarized the relevant financial information extracted from the audited financial statements of the Group for the years ended 31 December 2013 and 2014 and the unaudited financial information provided by the Group for the periods ended 31 March 2014 and 2015:

	As at 31 December		As at 31 March
	2013	2014	2015
	RMB in millions	RMB in millions	RMB in millions
	(Audited)	(Audited)	(Unaudited)

Cash and cash equivalents	11,748	15,414	14,467
Deposits placed with the Finance Company	2,675	4,264	4,861
Historical Caps	6,000	6,000	6,000

	For the year ended 31 December		For the period ended 31 March
	2013	2014	2014	2015
	RMB in millions	RMB in millions	RMB in millions	RMB in millions
	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Net cash flow from operating activities	9,703	13,570	987	5,441

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Based on the information provided by the Company, the table set out below summarized (i) the historical maximum and average amount of deposits placed by the Group with the Finance Company and (ii) the historical maximum and average daily utilization of historical Caps, during the years ended 31 December 2013 and 2014 and the period ended 31 March 2015.

	For the year ended 31 December		For the period ended 31 March
	2013	2014	2015
	RMB in millions	RMB in millions	RMB in millions
	(Audited)	(Audited)	(Unaudited)

Maximum balance of deposits placed with the Finance Company by the Group (including accrued interest)	5,844	5,988	5,932
Maximum daily utilization of historical Caps (Note 1)	97.4%	99.8%	98.9%
Average balance of deposits placed with the Finance Company by the Group (including accrued interest) (Note 2)	3,396	4,159	4,561
Average daily utilization of historical Caps (Note 3)	56.6%	69.3%	76.0%

Notes:

1.	The maximum daily utilization of historical Cap is calculated by dividing the maximum balance of deposits placed with the Finance Company by the Group during the respective year or period by the historical Cap.

2.	Average balance of deposits placed with the Finance Company by the Group is the average daily balance of deposits placed with the Finance Company by the Group during the respective year or period.

3.	The average daily utilization of historical Cap is calculated by dividing the average balance of deposits placed with the Finance Company by the Group during the respective year or period by the historical Cap.

With reference to the aforementioned basis advised by the management of the Company in determining the Cap, we have taken into account the following factors in assessing the reasonableness of the proposed revised Cap:

(i)	Historical cash flow and cash positions of the Group

According to the 2014 annual report of the Company, net cash flow from operating activities increased from RMB9,703 million for the year ended 31 December 2013 to RMB13,570 million for the year ended 31 December 2014, representing an increase of approximately RMB3,867 million or 39.9%. Additionally, according to the unaudited quarterly report for the three months ended 31 March 2015 (the “2015 First Quarterly Report”) of the Company, which were prepared in accordance with the PRC accounting standards and unaudited, net cash flow from operating activities increased from RMB987 million for the three months ended 31 March 2014 to RMB5,441 million for the three months ended 31 March 2015, representing an increase of approximately RMB4,454 million or 451.3%.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In addition, the amount of cash and cash equivalents held by the Group as at 31 December 2014 was RMB15,414 million, representing an increase of approximately RMB3,666 million or 31.2% as compared to RMB11,748 million as at 31 December 2013. As at 31 March 2015, the Group’s cash and cash equivalents decreased by RMB947 million or 6.1% to RMB14,467 million from 31 December 2014. As advised by the Company, such decrease was primarily due to repayment of its short term financing bond and corresponding interest of approximately RMB3.1 billion in January 2015. As such, taking that into account, there has been a continuous growth trend in the Group’s cash and cash equivalents since 2013.

As advised by the Directors, the strengthening of the capital base and increase in cash position of the Group were mainly attributable to the improvement in the business performance of the Group in 2014 and the first quarter of 2015, together with the substantial decrease in oil prices, which is the largest component in operating expenses, since the second half of 2014. According to the 2014 annual report of the Company, revenue for the year ended 31 December 2014 increased by RMB10,037 million or 10.2% to RMB108,584 million from RMB98,547 million for the year ended 31 December 2013. According to the 2015 First Quarterly Report, the Group recorded revenue of RMB27,718 million for the period ended 31 March 2015, representing an increase of RMB1,767 million or 6.8% as compared to RMB25,951 million for the period ended 31 March 2014. Furthermore, due to the significant decline in oil prices since July 2014, the Group’s operating expenses increased by RMB7,746 million or 7.9% from RMB98,280 million for the year ended 31 December 2013 to RMB106,026 million for the year ended 31 December 2014, which was at a lower rate than the increase in revenue of 10.2%, and decreased by RMB977 million or 4.3% from RMB22,678 million for the period ended 31 March 2014 to RMB21,701 million for the period ended 31 March 2015.

(ii)	Daily utilization of the historical Caps

With reference to the table above, during the years ended 31 December 2013 and 2014 and the three months ended 2015, the Group’s maximum daily balance of deposits placed with the Finance Company had reached approximately 97.4%, 99.8%, and 98.9% of the historical Caps, respectively. Additionally, we have also noted that the Group’s average daily utilization of the historical Caps, being 56.6%, 69.3%, and 76.0% for the years ended 31 December 2013 and 2014 and the three months ended 31 March 2015 respectively, have demonstrated an increasing trend as illustrated on the table above. Furthermore, based on the information provided by the Company, we have noted that the maximum daily balance of deposits placed with the Finance Company by the Group reached above RMB5.5 billion in eight months and above RMB5 billion in seven months out of the twelve months in 2014, and above RMB5.5 billion in two months in the first quarter of 2015, indicating a high frequency of the historical Caps being almost fully utilized during the year ended 31 December 2014 and up to 31 March 2015.

Having considered (1) the Group’s maximum daily utilization of the historical Caps; (2) the Group’s average daily utilization of the historical Caps; and (3) the frequency of the Group’s historical Caps being almost fully utilized, we concur with the Directors’ view that the original Cap may no longer be sufficient to cover the Group’s needs.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iii)	Expected stable growth in the aviation transportation industry in the PRC

As advised by the Company, according to the statistics released by Civil Aviation Administration of China (“CAAC”), the total aviation transportation turnover (航空運輸總周轉量) and the number of passengers carried (旅客運輸量) handled by the PRC airports increased by approximately 11.1% and 10.3% respectively during the period from January to November 2014. Furthermore, according to the CAAC, the total aviation transportation turnover and the number of passengers carried handled by the PRC airports is expected to grow by approximately 10.2% and 10.0% respectively from 2014 to 2015.

The Company advised that, in determining the revised Cap, the management has also considered the expected continuing stable growth in the aviation transportation industry and the expected increase in the operation scale of the Group. The Directors expect that the aviation transportation industry in the PRC will continue to grow in the coming two years and the demand for the Group’s services will increase accordingly. As such, they also anticipate that the scale for the deposits to be placed with the Finance Company will increase. Assuming an expected revenue growth of around 8% per annum and that the Group will deposit approximately 50% of its cash and bank balances with the Finance Company after taking into account the internal treasury policy and cash flow position of the Group, and applying such growth rate to the cash and bank balances of the Group as at 31 December 2014 and excluding its foreign currency deposits and funds assigned for designated use, the amount of RMB deposits with the Finance Company would be over RMB8 billion. However, the Directors emphasized that such assumption is solely made as a reference in determining the Cap and shall not be regarded as any indication directly or indirectly as to the respective revenue, profitability or business prospects of the Group.

We noted in the 2014 annual report of the Company that the Group’s total aviation transportation turnover and the number of passengers carried increased by approximately 13.2% and 9.9% respectively in 2014, which is considered in line with the growth of the industry.

Having taken into account (i) the historical cash flows and cash positions of the Group; (ii) the daily utilization of the historical Caps; and (iii) the expected stable growth of the aviation transportation industry in the PRC and the expected increase in operation scale of the Group, we concur with the Directors’ view that the original Cap of RMB6 billion will no longer be sufficient to cover the maximum daily balance of the deposits to be placed by the Group with the Finance Company during the remaining term of the Financial Services Framework Agreement and the revision of the proposed Cap from RMB6 billion to RMB8 billion contemplated under the Supplemental Agreement is in the ordinary and usual course of business of the Company, fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

RECOMMENDATIONS

Taking into account the above factors, we consider that the Provision of Deposit Services and the proposed revision of Cap under the Supplemental Agreement is on normal commercial terms, in the ordinary and usual course of business of the Company, fair and reasonable so far as the Company and its Independent Shareholders as a whole are concerned and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the proposed resolution to approve the Provision of Deposit Services and the proposed revision of Cap under the Supplemental Agreement at the AGM.

Yours faithfully, For and on behalf of
Challenge Capital Management Limited
Jackson Woo	Wilson Fok
Managing Director	Managing Director

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors having made all reasonable inquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company and their respective associates had interests or short positions in the shares, underlying shares and/ or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which are taken or deemed to have under such provisions of the SFO), or recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules. None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, the interests and short positions of the following persons other than the Directors, chief executive or supervisors of the Company in the Shares and underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group, or had any option in respect of such capital are set out below:

APPENDIX	GENERAL INFORMATION

						% of the
						total issued
				% of the	% of the	share capital
Name of		Type of	Number of	total issued	total issued	of the
Shareholder	Capacity	Shares	Shares held	A Shares	H Shares	Company

CSAHC (Note)	Beneficial owner	A Share	4,039,228,665	57.52%	–	41.14%
			(L)
	Interest in controlled	H Share	1,064,770,000	–	38.10%	10.85%
	corporation		(L)
		Total	5,103,998,665	–	–	51.99%
			(L)
Nan Lung Holding	Beneficial Owner	H Share	1,064,770,000	–	38.10%	10.85%
Limited (“Nan	Interest in controlled		(L)
Lung”) (Note)	corporation

Note:	CSAHC was deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares were directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

As at the Latest Practicable Date, Mr. Si Xian Min, Mr. Yuan Xin An and Ms. Yang Li Hua were also senior management of CSAHC.

Save as disclosed above, as at the Latest Practicable Date, so far as was known to the Directors, chief executive and Supervisors of the Company, no other person (other than the Directors, chief executive or supervisors of the Company) had an interest or short position in the Shares or underlying Shares under the provisions of Divisions 2 and 3 of Part XV of the SFO or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any other members of the Group.

4.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)	None of the Directors or Supervisors of the Company has any direct or indirect interest in any assets which have been, since 31 December 2014, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

APPENDIX	GENERAL INFORMATION

(b)	None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group.

5.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6.	MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors confirmed that there was not any material adverse change in the financial or trading position of the Group since 31 December 2014, the date to which the latest published audited consolidated accounts of the Group were made up.

7.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

8.	QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification

Challenge Capital Management Limited	a corporation licensed to carry out Type 1 (dealing in securities), Type 2 (dealing in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO

As at the Latest Practicable Date, Challenge Capital had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Challenge Capital was not interested, directly or indirectly, in any assets which had since 31 December 2014 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

Challenge Capital has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and references to its name in the form and context in which it appears.

APPENDIX	GENERAL INFORMATION

9.	MISCELLANEOUS

(a)	The joint company secretaries of the Company are Mr. Xie Bing and Dr. Liu Wei.

Mr. Xie Bing, aged 43, graduated from Nanjing University of Aeronautics and Astronautics, majoring in civil aviation management. He subsequently received a master degree of business administration, a master degree of business administration (international banking and finance) and an Executive Master of Business Administration (EMBA) degree from Jinan University, the University of Birmingham, Britain and Tsinghua University, respectively. Mr. Xie is a senior economist. Mr. Xie worked in the Planning and Development Department, Company Secretary Office of the Company and General Office of CSAHC. He has been the Company Secretary of the Company since November 2007.

Dr. Liu Wei, aged 58, graduated from the Northwest University of China, the Chinese University of Political Science and Law, the University of Cambridge and the University of Hong Kong, with a bachelor in Chinese literature, a master degree in law and a PhD in Law respectively. He also completed his Common Professional Examination (CPE) with the Manchester University in England, as well as a Postgraduate Certificate in Laws (PCLL) with the University of Hong Kong. Dr. Liu is qualified to practice law in PRC, Hong Kong and England. He has extensive exposure in corporate finance and is a partner of DLA Piper Hong Kong.

(b)	The registered address of the Company is at 278 Ji Chang Road, Guangzhou, PRC and the principal place of business of the Company in Hong Kong is at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong.

(c)	The Hong Kong branch share registrar and transfer office of the Company is Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

10.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Financial Services Framework Agreement and the Supplemental Agreement will be available for inspection during normal business hours at the head office and principal place of business of the Company in Hong Kong at Unit B1, 9th Floor, United Centre, 95 Queensway, Hong Kong from the date of this circular up to and including the date of AGM.

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